SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 1 )[1]

                           Onyx Pharmaceuticals, Inc.
                  --------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.001 par value
                  --------------------------------------------
                         (Title of Class of Securities)
                                  683399 10 9
                  --------------------------------------------
                                 (CUSIP Number)

Kathleen K. Schoemaker                                  John C. MacMurray, Esq.
Domain Associates, L.L.C.                               Ropes & Gray LLP
One Palmer Square                                       45 Rockefeller Plaza
Princeton, New Jersey 08452                             New York, NY  10111
Tel. (609) 683-5656                                     Tel. (212) 841-5700
----------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 10, 2003
                  --------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].



------------------------------
[1]The remainder of this cover page shall be filled out for a reporting person's intial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 683399 10 9                                         Page 2 of 8 Pages

1)       Name of Reporting Person            Domain Partners
         I.R.S. Identification               IV, L.P.
         No. of Above Person
         (If an Entity)
-------------------------------------------------------------------------------
2)       Check the Appropriate Box           (a) [x]
         if a Member of a Group              (b) [ ]
-------------------------------------------------------------------------------
3)       SEC Use Only
-------------------------------------------------------------------------------
4)       Source of Funds                     Not Applicable
-------------------------------------------------------------------------------
5)       Check if Disclosure of
         Legal Proceedings is                Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                                  Delaware
-------------------------------------------------------------------------------
Number of                                   7)   Sole Voting   453,166 shares of
Shares Beneficially                              Power            Common Stock
Owned by Each
Reporting Person
With

                                            8)   Shared Voting
                                                 Power                      -0-
                                            -----------------------------------
                                            9)   Sole Disposi- 453,166 shares of
                                                 tive Power      Common Stock

                                            10)  Shared Dis-
                                                 positive Power             -0-
                                            -----------------------------------
11)      Aggregate Amount Beneficially      453,166 shares of
         Owned by Each Reporting Person     Common Stock
------------------------------------
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares
------------------------------------
13)      Percent of Class
         Represented by                       1.5%
         Amount in Row (11)
------------------------------------
14)      Type of Reporting
         Person                                PN

CUSIP No. 683399 10 9                                         Page 3 of 8 Pages

1)       Name of Reporting Person           DP IV
         I.R.S. Identification              Associates, L.P.
         No. of Above Person
         (If an Entity)
-------------------------------------------------------------------------------
2)       Check the Appropriate Box          (a) [x]
         if a Member of a Group             (b) [ ]
-------------------------------------------------------------------------------
3)       SEC Use Only
-------------------------------------------------------------------------------
4)       Source of Funds                    Not Applicable
-------------------------------------------------------------------------------
5)       Check if Disclosure of
         Legal Proceedings is               Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                    Delaware
-------------------------------------------------------------------------------
Number of                                   7) Sole Voting     10,853 shares of
Shares Beneficially                            Power           Common Stock
Owned by Each
Reporting Person
With
                                            8) Shared Voting
                                               Power                      -0-
                                            -----------------------------------
                                            9) Sole Disposi-   10,853 shares of
                                               tive Power       Common Stock

                                            10) Shared Dis-
                                                positive Power           -0-
                                            -----------------------------------
11)   Aggregate Amount Beneficially          10,853 shares of
      Owned by Each Reporting Person         Common Stock
-------------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares
-------------------------------------------------------------------------------
13)   Percent of Class
      Represented by                         less than 0.1%
      Amount in Row (11)
-------------------------------------------------------------------------------
14)   Type of Reporting
      Person                                      PN

CUSIP No. 683399 10 9                                         Page 4 of 8 Pages

1)   Name of Reporting Person                Domain Partners
     I.R.S. Identification                   V, L.P.
     No. of Above Person
     (If an Entity)
-------------------------------------------------------------------------------
2)   Check the Appropriate Box               (a) [x]
     if a Member of a Group                  (b) [ ]
-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Source of Funds                         Not Applicable
-------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                    Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                         Delaware
-------------------------------------------------------------------------------
Number of                                7)  Sole Voting   684,583 shares of
Shares Beneficially                          Power         Common Stock
Owned by Each                                              (including shares
Reporting Person                                           issuable upon
With                                                       exercise of warrants)
                                        ---------------------------------------
                                        8)  Shared Voting
                                               Power             -0-
                                        ---------------------------------------
                                        9)  Sole Disposi-  684,583 shares of
                                             tive Power    Common Stock
                                                           including shares
                                                           issuable upon
                                                           exercise of warrants)
                                        ---------------------------------------
                                        10) Shared Dis-
                                            positive Power             -0-
                                        ---------------------------------------
11)  Aggregate Amount Beneficially       684,583 shares of
     Owned by Each Reporting Person      Common Stock
                                         (including shares
                                         issuable upon
                                         exercise of warrants)
-------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
-------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                            2.3%
     Amount in Row (11)
-------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                    PN

CUSIP No. 683399 10 9                                         Page 5 of 8 Pages

1)  Name of Reporting Person               DP V
    I.R.S. Identification                  Associates, L.P.
    No. of Above Person
    (If an Entity)
-------------------------------------------------------------------------------
2)  Check the Appropriate Box              (a) [x]
    if a Member of a Group                 (b) [ ]
-------------------------------------------------------------------------------
3)  SEC Use Only
-------------------------------------------------------------------------------
4)  Source of Funds                        Not Applicable
-------------------------------------------------------------------------------
5)  Check if Disclosure of
    Legal Proceedings is                   Not Applicable
    Required Pursuant to
    Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)  Citizenship or Place
    of Organization                        Delaware
-------------------------------------------------------------------------------
Number of                           7)    Sole Voting      16,190 shares of
Shares Beneficially                       Power            Common Stock
Owned by Each                                              (including shares
Reporting Person                                           issuable upon
With                                                       exercise of warrants)
                                    -------------------------------------------
                                    8)    Shared Voting
                                          Power                    -0-
                                    -------------------------------------------
                                    9)    Sole Disposi-    16,190 shares of
                                          tive Power       Common Stock
                                                           (including shares
                                                           issuable upon
                                                           exercise of warrants)
                                    -------------------------------------------
                                    10) Shared Dis-
                                        positive Power            -0-
                                    -------------------------------------------
11)  Aggregate Amount Beneficially      16,190 shares of
     Owned by Each Reporting Person     Common Stock
                                        (including shares
                                        issuable upon
                                        exercise of warrants)
-------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
-------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                  0.1%
     Amount in Row (11)
-------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                          PN

CUSIP No. 683399 10 9                                         Page 6 of 8 Pages

                Amendment No 1 to Schedule 13D (Final Amendment)
                -----------------------------------------------

          Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on May 30, 2002 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          The Schedule 13D is hereby amended as follows:

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          Item 5 is hereby amended and restated to read in its entirety as follows:

          The following information is based on a total of 29,390,343 shares of Common Stock outstanding as of November 6, 2003, and gives effect to the exercise of the Warrants held by DP V and DP V A.

          (a)

          DP IV
          -----

          DP IV owns 453,166 shares of Common Stock, or approximately 1.5% of the Common Stock outstanding. OPSA IV, as the general partner of DP IV, may be deemed to beneficially own the shares of Common Stock owned by DP IV.

          DP IV A
          -------

          DP IV A owns 10,853 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. OPSA IV, as the general partner of DP IV A, may be deemed to beneficially own the shares of Common Stock owned by DP IV A.

          DP V
          ----

          DP V owns 684,583 shares of Common Stock, or approximately 2.3% of the Common Stock outstanding. OPSA V, as the general partner of DP V, may be deemed to beneficially own the shares of Common Stock owned by DP V.

          DP V A
          ------

          DP V A owns 16,190 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding. OPSA V, as the general partner of DP V A, may be deemed to beneficially own the shares of Common Stock owned by DP V A.

          (b) The managing members of OPSA IV and OPSA V may be deemed to share the power to vote or direct the voting of and to dispose or to direct the disposition of the Common Stock owned by DP IV, DP IV A, DP V and DP V A. Each of the managing members of OPSA IV and OPSA V disclaims beneficial ownership of all shares of Common Stock other than the shares of Common Stock he or she may own directly, if any, or by virtue of his or her indirect pro rata interest, as a managing member of OPSA IV and/or OPSA V, in the Common Stock owned by DP IV, DP IV A, DP V and/or DP V A.

          (c) Between November 3, 2003 and November 10, 2003, DP IV sold an aggregate 197,899 shares of Common Stock, DP IV A sold an aggregate 4,749 shares of Common Stock, DP V sold an aggregate 219,975 shares of Common Stock and DP V A sold an aggregate 5,177 shares of Common Stock, all in open market transactions at an average price of $24.37 per share.

CUSIP No. 683399 10 9                                         Page 7 of 8 Pages

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on, or the proceeds from sales of, the Common Stock owned by DP IV, DP IV A, DP V or DP V A.

          (e) The Reporting Persons became the beneficial owners of less than five percent of the Common Stock on November 10, 2003.

CUSIP No. 683399 10 9                                         Page 8 of 8 Pages


                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2004

                                 DOMAIN PARTNERS IV, L.P.
                                 By: One Palmer Square Associates IV, L.L.C., General Partner

                                 By /s/ Kathleen K. Schoemaker
                                    --------------------------
                                        Managing Member

                                 DP IV ASSOCIATES, L.P.
                                 By: One Palmer Square Associates IV, L.L.C., General Partner

                                 By /s/ Kathleen K. Schoemaker
                                    --------------------------
                                        Managing Member

                                 DOMAIN PARTNERS V, L.P.
                                 By:  One Palmer Square Associates V, L.L.C.,
                                      General Partner

                                 By /s/ Kathleen K. Schoemaker
                                    --------------------------
                                        Managing Member


                                 DP V ASSOCIATES, L.P.
                                 By:  One Palmer Square Associates V, L.L.C.,
                                      General Partner

                                 By /s/ Kathleen K. Schoemaker
                                    --------------------------
                                        Managing Member